5-1-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02033930

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

RECD S.E.C. MAIL PROCESSING SECTION
MAY 07 2002
WASH. D.C. 164

For the month of May 2002

Russel Metals Inc.

Suite 210, 1900 Minnesota Court, Mississauga, Ontario L5N 3C9
(Address of principal executive office)

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.]

Russel Metals Inc.

1900 Minnesota Court, Suite 210, Mississauga, Ontario L5N 3C9
Tel: (905) 819-7777 Fax: (905) 819-7409
www.russelmetals.com e-mail: info@russelmetals.com

First Quarter Report
for the period ended March 31, 2002

RUSSEL METALS INC.
REPORT TO SHAREHOLDERS

FIRST QUARTER FINANCIAL RESULTS

The earnings per share for the first quarter of 2002 was $0.08 unchanged from $0.08 per share recorded in the first quarter of 2001. The continued softness in demand for steel resulted in an 18% decline in revenues to $325.9 million for the quarter ended March 31, 2002 versus $398.7 million for the same quarter in 2001. The energy sector was the most impacted due to lower energy prices, down 37% to $74.0 million in the first quarter of 2002 versus $117.9 million in the first quarter of 2001.

The operating profit was $11.0 million for the first quarter of 2002 versus $14.0 million in 2001. Increased gross margins as a percentage of revenues in 2002 offset higher operating expenses and the operating profit as a percentage of revenue for the first quarter of 2002 was 3.4% versus 3.5% in the first quarter of 2001. The operating expenses were higher due to the addition of A.J. Forsyth and Spartan Steel in 2002 and were higher as a percentage of revenue due to the revenue decline.

The reduction in operating earnings was offset by lower interest expenses, income taxes and foreign exchange loss. The interest expense was reduced by $1.1 million to $5.1 million in the first quarter of 2002 compared with the same quarter in 2001 due to lower interest bearing debt generated by the reduction in working capital achieved in response to lower demand levels. The 2002 net earnings for the first quarter were $3.5 million versus $3.6 million in the same quarter of 2001.

The balance sheet ratios continued to improve due to the counter cyclical nature of the Company's cash flows, which reduce borrowings and therefore leverage when economic slowdowns occur. As demand levels fall, working capital should be reduced improving the leverage. The first quarter 2002 debt to equity ratio improved to 0.7 including the preferred shares as equity. Lower net working capital levels and profit from operations generated cash of $34.5 million for the first quarter of 2002. Inventory reductions of $24.8 million were realized in the quarter but inventory levels are anticipated to rise in the second quarter.

In the first quarter, the Company acquired Arrow Steel Processors for $4.4 million. Arrow is a division of our Sunbelt Group in Houston, Texas.

The Company adopted the Canadian Institute of Chartered Accountants new accounting standard for goodwill in the quarter. The review required by the new standard at January 1, 2002, resulted in a write down of all the goodwill and a charge of $15.1 million to opening retained earnings.

The quarterly dividend was resumed and the second quarter common share dividend in the amount of $0.05 per common share was declared by the Board of Directors, payable on June 15, 2002. The Management's Discussion and Analysis contains a section outlining the formula used to derive the amount available to make restricted payments, which include common share dividends.

OUTLOOK

The Company's service center segment has not experienced a broad based increase in demand. Steep price increases announced during the first quarter 2002 by the North American steel mills may not be realized in full unless there is a pick-up in demand. These announced price increases could also potentially dampen demand, as manufacturers who utilize steel as a raw material will have to increase their prices to the final customer if they wish to maintain their profitability.

Quarterly operating profits in the import/export operations has been relatively stable over the last five quarters. This trend is expected to continue during 2002.

The energy sector operations have seen lower oil and gas pricing and it is unclear what impact current pricing levels will have on results for the second half of 2002, although oil and gas prices have risen recently due to the crisis in the Middle East and Venezuela.

The Company anticipates that recent trade rulings in the U.S. and Canada will not have a significant impact on its results during 2002.

We continue to anticipate earnings for 2002 similar to the $0.37 per share earnings reported for 2001, prior to unusual items, restructuring provisions and foreign exchange losses.

E. M. Siegel, Jr.
President and Chief Executive Officer

RUSSEL METALS INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

($000)	March 31, 2002	Dec. 31, 2001
ASSETS		
Current		
Cash	$ 46,462	$ 17,151
Accounts receivable	209,399	197,716
Inventories	240,692	265,417
Prepaid expenses and other assets	4,659	5,099
Income taxes recoverable	5,344	5,297
	506,556	490,680
Property, Plant and Equipment	109,797	109,039
Deferred Financing Charges	5,880	6,177
Goodwill	-	15,123
Future Income Tax Assets	11,429	12,653
Other Assets	3,160	3,197
	$ 636,822	$ 636,869
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 174,072	$ 162,180
Current income taxes payable	113	165
	174,185	162,345
Long-Term Debt	214,208	214,105
Pensions and Benefits	9,454	9,242
Future Income Tax Liabilities	4,459	4,459
	402,306	390,151
Shareholders' Equity		
Preferred shares	30,000	30,000
Shareholders' equity	204,516	216,718
	234,516	246,718
	$ 636,822	$ 636,869

On behalf of the Board,

(Singed) Lise Lachapelle
Director

(Signed) John W. Robinson
Director

RUSSEL METALS INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(UNAUDITED)

($000)	Quarters ended March 31, 2002	2001
Segment Revenues		
Service center distribution	$ 178,512	$ 189,207
Energy sector distribution	74,027	117,865
Steel import/export	72,076	90,217
Other	1,248	1,408
	$ 325,863	$ 398,697
Segment Operating Profits		
Service center distribution	$ 5,968	$ 6,509
Energy sector distribution	3,978	6,739
Steel import/export	3,901	3,591
Other	(770)	(557)
Corporate expenses	(2,053)	(2,301)
Earnings before the following	11,024	13,981
Foreign exchange loss	(9)	(1,548)
Interest expense	(5,131)	(6,269)
Earnings before income taxes	5,884	6,164
Provision for income taxes	2,370	2,562
Net earnings for the period	3,514	3,602
Retained earnings —		
Dividends on preferred shares	(563)	(563)
Earnings available to common shareholders	2,951	3,039
Dividends on common shares	-	(1,899)
Retained earnings, beginning of the period	100,461	101,699
Adjustment for goodwill impairment	(15,123)	-
Retained earnings, end of the period	$ 88,289	$ 102,839
Basic and diluted earnings per common share	$ 0.08	$ 0.08
Number of Shares		
Common shares		
Average for the period	37,981,501	37,981,501
End of the period	37,981,501	37,981,501
Class II preferred shares, Series C	1,200,000	1,200,000

RUSSEL METALS INC.
CONSOLIDATED CASH FLOW STATEMENTS
(UNAUDITED)

($000)	Quarters ended March 31, 2002	2001
Operating activities		
Net earnings for the period	**$ 3,514**	$ 3,602
Depreciation and amortization	**3,865**	3,695
Future income taxes	**1,121**	1,146
Loss (gain) on sale of fixed assets	**122**	(22)
Foreign exchange loss	**9**	1,548
Cash from operating activities before working capital	**8,631**	9,969
Changes in non-cash working capital items		
Accounts receivable	**(11,661)**	(22,369)
Inventories	**24,770**	19,883
Accounts payable and accrued liabilities	**12,289**	6,782
Current income taxes	**4**	(1,585)
Other	**440**	(2,537)
Change in non-cash working capital	**25,842**	174
Cash from operating activities	**34,473**	10,143
Financing activities		
Increase in bank borrowing	**-**	21,851
Dividends on common shares	**-**	(1,899)
Dividends on preferred shares	**(563)**	(563)
Cash from (used in) financing activities	**(563)**	19,389
Investing activities		
Purchase of business	**(4,387)**	-
Purchase of fixed assets	**(1,300)**	(1,897)
Proceeds on sale of fixed assets	**836**	94
Other	**252**	829
Cash used in investing activities	**(4,599)**	(974)
Increase in cash	**29,311**	28,558
Cash position, beginning of the period	**17,151**	8,923
Cash position, end of the period	**$ 46,462**	$ 37,481
Supplemental information:		
Interest (Received) Paid	**$ (75)**	$ 879
Income Taxes Paid	**$ 1,207**	$ 423

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002

1. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles; however, they do not include all of the disclosure requirements for annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies disclosed in note 1 to the 2001 annual consolidated financial statements except for changes disclosed in note 2. These interim consolidated financial statements should be read in conjunction with the 2001 annual consolidated financial statements including notes thereto. These interim consolidated financial statements contain all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for the periods reported.

2. Change in Accounting Policies

   Effective January 1, 2002, the Company adopted the new Canadian accounting standard for goodwill and other intangibles. Under this standard goodwill is no longer amortized but is subject to an impairment test at least annually. As required by the standard, the Company has performed a transitional goodwill impairment evaluation in each reporting unit as at January 1, 2002. The transitional impairment loss of $15,123,000 as a result of this evaluation has been charged to opening retained earnings. Goodwill amortization for the three months ended March 31, 2001 was $174,000, which would have resulted in earnings of $3,776,000, had the new standard been in effect January 1, 2001. Earnings per share would be unchanged.

3. Economic Cycles

   All three of the metals operating segments are significantly affected by economic cycles. Revenues and operating profits in the energy sector are also affected by oil and gas drilling in western Canada, which is predominantly carried out during the period from October to March. For these reasons, the results of operations for the periods shown are not necessarily indicative of the results for the full year.

4. Acquisition

   Effective March 1, 2002, the Company purchased the operations and the fixed assets of Arrow Steel Processors, a coil processor of customer owned material located in Texas for $4.4 million cash. The acquisition has been accounted for using the purchase method and its operating results have been consolidated since the date of acquisition.

5. Interest Expense

	Quarters Ended March 31,	
($000)	**2002**	2001
Interest on long-term debt	**$5,194**	$5,368
Other interest expense (income)	**(63)**	901
Total interest	**$5,131**	$6,269

6. Stock-based Compensation

Pro-forma net earnings and earnings per share under the fair value-based method of accounting for stock options are as follows:

	Quarters Ended March 31,	
($000, except per share data)	**2002**	2001
Net earnings	**$ 3,329**	$ 3,382
Basic earnings per share	**$ 0.07**	$ 0.07

RUSSEL METALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2002

The following management's discussion and analysis of financial condition and results of operations of Russel Metals Inc. and its subsidiaries (Russel Metals or the Company) provides information to assist the reader and should be read in conjunction with the accompanying condensed Interim Consolidated Financial Statements for the three months ended March 31, 2002 and 2001, the Management's Discussion and Analysis in the fiscal 2001 annual report and the audited Consolidated Financial Statements for the year ended December 31, 2001, including the notes thereto. In the opinion of management, such interim information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of such periods. The results of operations for the periods shown are not necessarily indicative of the results for the full year. Statements contained in this document that relate to Russel Metals' beliefs or expectations as to certain future events are not statements of historical fact and are forward-looking statements. Russel Metals cautions readers that there are important factors, risks and uncertainties, including but not limited to economic, competitive and governmental factors affecting Russel Metals' operations, markets, products, services and prices that could cause the Company's actual results, performance or achievements to be materially different from those forecasted or anticipated by Russel Metals in such forward-looking statements. All dollar references in this report are in Canadian dollars unless otherwise stated.

Russel Metals is one of the largest metal distribution companies in North America based on revenues and tons sold. The Company conducts business primarily in three metals distribution business segments: service centers; energy sector related pipe, tube, valves and fittings; and steel import /export.

Results of Operations

The following table provides a summary of revenues, gross margins (revenue minus cost of sales) as a percentage of revenues and operating profits (revenue minus cost of sales and operating expenses excluding corporate expenses and interest expense) for Russel Metals' operating segments. The table shows the segments as they are reported to management and they are consistent with the segmented reporting in Note 13 to the 2001 Consolidated Financial Statements.

	Quarters Ended March 31,		
(in thousands of dollars, except percentages)	**2002**	2001	2002 Change as a % of 2001
Segment Revenues			
Service center distribution	**$178,512**	$189,207	(5.7%)
Energy sector distribution	**74,027**	117,865	(37.2%)
Steel import/export	**72,076**	90,217	(20.1%)
Other	**1,248**	1,408	(11.4%)
	$325,863	$398,697	(18.3%)
Segment Operating Profits			
Service center distribution	**$ 5,968**	$ 6,509	(8.3%)
Energy sector distribution	**3,978**	6,739	(41.0%)
Steel import/export	**3,901**	3,591	8.6%
Other expense	**(770)**	(557)	(38.2%)
Corporate expenses	**(2,053)**	(2,301)	10.8%
Earnings from operations	**11,024**	13,981	(21.2%)
Foreign exchange loss	**(9)**	(1,548)	99.4%
Interest expense	**(5,131)**	(6,269)	18.2%
Earnings before income taxes	**$ 5,884**	$ 6,164	(4.5%)
Segment Gross Margins as a % of Revenues			
Service center distribution	**26.4%**	24.3%	
Energy sector distribution	**14.5%**	12.9%	
Steel import/export	**11.5%**	8.0%	
Total	**20.4%**	17.2%	
Segment Operating Profits as a % of Revenues			
Service center distribution	**3.3%**	3.4%	
Energy sector distribution	**5.4%**	5.7%	
Steel import/export	**5.4%**	4.0%	
Earnings from operations	**3.4%**	3.5%	

Service Center Distribution

a) Description of operations

The Company provides processing and distribution services to a broad base of approximately 15,000 end users through a network of 45 Canadian and five U.S. locations. The Company's network of service centers carries a full line of products in a wide range of sizes, shapes and specifications, including carbon hot rolled and cold finished steel, pipe and tubular products, stainless steel and aluminum. Russel Metals purchases these products primarily from steel producers in North America and packages them in accordance with end user specifications. The Company services all major geographic regions of Canada and selected regions in the United States. Within Canada, the service centers operate under the names Russel Metals, Métaux Russel, Drummond McCall, A. J. Forsyth and Vantage Laser. Heavy gauge flat rolled operations are conducted by B&T Steel and McCabe Steel, both located in Hamilton, Ontario. Russel Metals' U.S. service center operations are conducted under the names Russel Metals — Bahcall Group and Baldwin International. The Bahcall Group focuses primarily on the distribution of general line carbon products through three facilities in Wisconsin. Baldwin International distributes specialty alloy products through facilities in Ohio and Michigan

In October 2001, the Company purchased the shares of A. J. Forsyth and Company Limited, a service center operation with six locations in British Columbia and one in the Yukon. The A. J. Forsyth operations strengthen Russel Metals' operations within the British Columbia region, which are being rationalized with the A. J. Forsyth operations. A. J. Forsyth had sales of approximately $65.9 million for the year prior to the acquisition date.

b) Factors affecting results

External –

- steel pricing fluctuates significantly throughout the cycle. Steel prices are influenced by overall demand and by product availability.
- demand is significantly affected by economic cycles with revenues and operating profit fluctuating with the level of general business activity in the markets served.

- product availability is affected by supply side management practiced by steel producers in North America and international supply and demand which impacts steel imports.
- government sanctions due to trade actions initiated either by steel mills or Federal Governments in North America.
- Canadian steel service centers, which represent a large portion of the service center distribution segment operations, are particularly affected by general economic conditions in Ontario and Quebec, and by pulp and paper, agriculture and resource sector activities in Western Canada, where demand for steel by the construction and capital goods sectors fluctuates considerably during the economic cycle.

Internal –

- the Company has a strong network of branches across Canada, thus declines in demand in one region may be countered by higher demands in other regions.
- many employees, including management, receive bonuses based on bottom line results, thus a portion of compensation is variable and employees are motivated to maximize profitability.
- a large portion of the service center costs are fixed and are not variable as volume declines, negatively impacting results when demand weakens.
- the Company monitors its inventory levels and endeavors to achieve above average inventory turns in order to position itself to react to pricing and supply changes in the market and to minimize holding losses and gains.
- knowledge of international pricing trends obtained by the steel import/export operations provides insight for pricing decisions.


Service Center
Revenues
Three Months Ended March 31
$ millions
200
150
100
50
2001
2002

c) Service center segment results – Three Months Ended March 31, 2002 compared to Three Months Ended March 31, 2001

Revenues in the first quarter of 2002 have decreased 5.7% due to lower volume and selling prices compared to the first quarter of 2001. Volume declines were most significant in Alberta due to lower oil and gas activity and at our U.S. operation, Bahcall, due to general lower customer demand in the Wisconsin region. Bahcall also sold its location in Eagan, Minnesota in October 2001 further reducing total volumes at Bahcall. Volume in Ontario has increased slightly due to higher revenues for flat rolled products and our

British Columbia region has increased volume due to the acquisition of A. J. Forsyth in October 2001. Selling prices declined in all regions except Manitoba and Wisconsin. Selling prices declined each quarter throughout 2001 due to excess inventories at both the mills and our competitors and low demand of customers. The announced mill price increases, which started in early 2002, have yet to translate into higher end user selling prices at the levels experienced in the first quarter of 2001.


Service Center
Operating Profits
Three Months Ended March 31
$ millions
7.0
6.0
5.0
4.0
3.0
2.0
1.0
2001
2002

Gross margins improved from 24.3% in the first quarter of 2001 to 26.4% in the first quarter of 2002. The sale of lower priced inventory purchased during the last half of 2001 has resulted in margin enhancement.

Service center operating profits in the first quarter of 2002 decreased by 8.3% compared to the first quarter of 2001. This decline is a result of the volume and selling price declines compared to the first quarter of 2001. Operating expenses in the first quarter of 2002 were $1.8 million, or 4.4% higher than the first quarter of 2001. The increase in operating costs in the British Columbia region, where additional operations were purchased during October 2001, is approximately $3.2 million for the first quarter of 2002 compared to the first quarter of 2001. This increase relates to higher volumes and duplicate costs at the units to be consolidated, which once complete will eliminate duplication. The British Columbia region started the process of consolidating duplicate operations in December 2001. This process will continue throughout 2002 with a large portion scheduled to be completed by mid year. Employee termination costs and costs of relocating equipment are being charged to the restructuring reserve recorded in the fourth quarter of 2001; however, the operating cost of maintaining two plants during this restructuring period are a current charge to operating expenses.


Service Center
EBIT to Sales
Three Months Ended March 31
(%)
5
4
3
2
1
0
2001
2002

Operating profits as a percentage of revenues in the first quarter of 2002 were 3.3% compared to 3.4% in the first quarter of 2001.

Energy Sector Distribution

a) Description of operations

These operations distribute pipe, tube, valves and fittings, primarily to the energy sector in Western Canada and the Western United States, from five Canadian and two U.S. locations. Russel Metals purchases these products either from the pipe processing arms of North American steel mills or from independent manufacturers of pipe and related accessories. In June 2001, the Company sold the operations of Total Distributors Supply Corporation, its

U.S. operation serving the petrochemical and heat exchanger industries. In August 2001, the Company purchased Spartan Steel, a pipe distributor in the midwest and southern United States. The Spartan operations complement the Pioneer Pipe business. Spartan had sales of approximately US $15 million for the year prior to the acquisition date.



Energy Sector
Revenues
Three Months Ended March 31
$ millions
100
50
0
2001
2002



Energy Sector
Operating Profits
Three Months Ended March 31
$ millions
10
8
6
4
2
0
2001
2002



Energy Sector
EBIT to Sales
Three Months Ended March 31
(%)
7
6
5
4
3
2
1
0
2001
2002

b) Factors affecting results

External –

- affected by economic cycles.
- significantly affected by oil and gas pricing which impacts oil rig count and subsequent drilling activities particularly in Alberta, Canada.
- Canadian operations affected by U.S. dollar since some products are sourced outside Canada and are priced in U.S. dollars.
- pricing is influenced by overall demand and by product availability.
- government sanctions due to trade actions initiated either by steel mills or Federal Governments in North America.

Internal –

- low fixed costs due to a large portion of inventory stored at locations rented on a usage basis.
- employees' compensation is highly variable as it is based on profits.

c) Energy sector distribution results – Three Months Ended March 31, 2002 compared to Three Months Ended March 31, 2001

Energy sector revenues decreased 37.2% in the first quarter of 2002 compared to the first quarter of 2001. The decrease in revenue for the businesses excluding Total Distributors, which was divested in June 2001, was 25.5%. The lower oil and gas prices for the first quarter of 2002 compared to the first quarter of 2001 have resulted in significant volume declines for the oil country tubular operations in Western Canada.

Energy sector operating profits declined by 41.0% in the first quarter of 2002, compared to the first quarter of 2001. The decline is mainly related to the drop in volume in the oil country tubular goods operations. Total Distributors, our U.S. operation serving the petrochemical and the heat exchanger industries, was sold in June 2001, which had a negative impact on revenue; however, it positively impacted operating profits as Total Distributors experienced a small operating loss during the first quarter of 2001.

Steel Import/Export

a) Description of operations

Russel Metals' steel import/export business imports foreign steel products into Canada and the United States and exports steel from Canada and the United States. It also provides the Company's other business segments with valuable insight regarding international pricing trends and their potential impact in North America.


Steel Import/Export
Revenues
Three Months Ended March 31
$ millions
100
80
60
40
20
0
2001
2002

The main steel products sourced by the import/export operations are structural shapes, plate, coils, pipe and tubing.

Effective March 1, 2002, the Company purchased the operations of Arrow Steel Processors, a coil processor of customer owned material, located at the port in Houston, Texas.

b) Factors affecting results

External –

- trade sanctions initiated either by steel mills or the public sector in North America.
- mill capacity by product line in North America.
- purchases are mainly in U.S. dollars and thus the strong U.S. dollar against the Canadian dollar will impact profits.
- steel pricing is influenced by overall demand and by product availability.
- demand is affected by economic cycles.
- supply side management practiced by steel producers in North America and international supply and demand which impacts steel imports and affects product availability significantly.


Steel Import/Export
Operating Profits
Three Months Ended March 31
$ millions
6
5
4
3
2
1
0
2001
2002

Internal –

- operating costs are variable with volume, since inventory is stored in public warehouses and employees are primarily compensated based on earnings.
- inventory is sourced throughout the world, including North America, providing flexibility for supply.

c) **Steel import/export results – Three Months Ended March 31, 2002 compared to Three Months Ended March 31, 2001**


Steel Import/Export
EBIT to Sales
Three Months Ended March 31
(%)
6
5
4
3
2
1
0
2001
2002

Steel import/export revenues decreased 20.1% in the first quarter of 2002 compared to the first quarter of 2001. Volumes in the first quarter of 2002 were lower than the first quarter of 2001 due to concerns about dumping actions which resulted in lower purchases. The gross margins as a percent of revenue at 11.5% for the first quarter of 2002 are higher than normal for the import/export operations. Significant price increases were announced by the mills in the first quarter of 2002 for flat rolled steel, resulting in higher selling prices on current inventories of that product. The import/export operations have reduced their inventories by $12.0 million since December 31, 2001. Inventories are expected to increase during the balance of 2002.

Steel import/export operating profits increased by 8.6% in the first quarter of 2002 compared to the first quarter of 2001. The higher selling price was the most significant contributor to this increase. The gross margin increase resulted in operating profit to revenue increasing from 4.0% for the first quarter of 2001 to 5.4% for the first quarter of 2002.

Other – Three Months Ended March 31, 2002 compared to Three Months Ended March 31, 2001


Earnings from Operations
Three Months Ended March 31
$ millions
15
12
9
6
3
0
2001
2002

Other revenue and income represents the results of the Company's coal handling terminal in Thunder Bay. Revenue in the first quarter of 2002 was 11.4% lower than the first quarter of 2001 due to decreased coal volumes. The unusually warm winter in 2002 resulted in lower energy consumption resulting in less coal being utilized for electricity generation. The lower volumes increased losses in the quarter.

Consolidated Results – Three Months Ended March 31, 2002 compared to Three Months Ended March 31, 2001

Earnings from operations were $11.0 million in the first quarter of 2002, a decline of 21.2% from $14.0 million in the first quarter of 2001. The decline is mainly a result of lower volumes and selling prices in the service center and energy operations. Consolidated revenues for the entire Company decreased by 18.3%, to $325.9 million, in the first quarter of 2002 compared to the first quarter of 2001.

During the first quarter of 2001, the Company recorded an unrealized foreign exchange loss of $1.5 million related to U.S. denominated debt that was not designated as a hedge of the Company's net investment in foreign subsidiaries. During the second quarter of 2001, the Company reduced its unhedged U.S. debt exposure, and due to the lower exposure and the less significant movement in the U.S. dollar against the Canadian dollar the Company reported a minimal loss of $9,000 for the first quarter of 2002.

Consolidated interest expense decreased $1.1 million to $5.1 million in the first quarter of 2002 compared to the first quarter of 2001. This decrease is due to lower short and long-term debt outstanding partially offset by higher exchange rates on U.S. denominated long-term debt in the first quarter of 2002 compared to the first quarter of 2001. In September and October, 2001, the Company repurchased Senior Notes totaling US $9.4 million. The majority of the interest expense relates to the fixed term 10% Senior Notes and, therefore, no benefit was experienced from lower prime borrowing rates available through the bank credit facility.

Income taxes in the first quarter of 2002 were $2.4 million compared to $2.6 million in the first quarter of 2001. This decrease relates primarily to lower earnings; however, tax rate decreases enacted by various jurisdictions in Canada have reduced the Company's effective tax rate approximately 1%.

Basic earnings per share for the first quarter of 2002 and for first quarter of 2001 was $0.08.

Interest Expense


Interest Expense
Three Months Ended March 31
$ millions
7
6
5
4
3
2
1
0
2001
2002

The following table shows the components of interest expense.

Interest	**Quarters Ended March 31,**	
(in thousands of dollars)	**2002**	2001
Interest on long-term debt	**$ 5,194**	$ 5,368
Other interest (income)	**(63)**	901
Total interest	**$ 5,131**	$ 6,269

The long-term debt interest expense relates to the 10% Senior Notes and the 8% Debentures. The Company currently has no floating rate long-term debt. The decrease in the long-term debt interest relates to lower interest costs due to the repurchase of 10% Senior Notes in 2001 offset by higher foreign exchange on the U.S. denominated debt interest. In September and October 2001, the Company used cash on hand to repurchase US $9.4 million of Senior Notes.

The Company had cash on hand and no short term borrowings for most of the first quarter of 2002 resulting in net interest income of $63,000.

Coverage Ratio

Russel Metals' coverage ratio in the first quarter of 2002 is higher than the first quarter of 2001 due to the lower interest costs. The Company's ability to meet interest payments for the next two years remains strong. The coverage ratios, set forth below are calculated using earnings from operations before interest, income taxes, depreciation and amortization (EBITDA) excluding restructuring provision, foreign exchange loss, debt repurchase costs and unusual items recorded in the last twelve months.


EBITDA to Interest
Three Months Ended March 31
(times)
4
3
2
1
0
2001
2002

Coverage Ratio	**Quarters Ended March 31,**		**Twelve Months Ended March 31,**	
(in thousands of dollars, except ratios)	**2002**	2001	**2002**	2001
EBITDA, as adjusted	**$14,889**	$16,128	**$62,497**	$70,701
Interest expense	**5,131**	6,269	**21,879**	24,677
Coverage ratio	**2.9x**	2.6x	**2.9x**	2.9x

Goodwill

The Company adopted the Canadian Institute of Chartered Accountants' new accounting standard for goodwill and other intangible assets effective January 1, 2002. Goodwill on all acquisitions is not amortized but is subject to an impairment test. Under the new standard, all goodwill is subject to an initial impairment test as of January 1, 2002 and generally annually thereafter.

The Company's initial impairment test as of January 1, 2002 indicated that the value of the goodwill was less than its carrying value in each reporting unit containing goodwill. The impairment loss of $15.1 million has been charged to opening retained earnings.

Under the previous standard, the Company was required to write down goodwill when there was a permanent impairment in value based on a recoverability test using undiscounted cash flows. The new standard requires a "point in time" evaluation of goodwill at the reporting unit level. The initial evaluation of goodwill required at January 1, 2002, was at a point when the sector of the economy that the Company services and the steel industry were depressed. The Company's evaluation of goodwill at the various reporting units required assumptions on the impact of the safeguard actions on imported steel in the U.S. and Canada, the effect of the softwood lumber tariffs on the British Columbia market, how oil and gas pricing would impact drilling, and the general economy. These factors significantly influence operations on a discounted cash flow basis, even though the Company believes these operations will contribute positively to its results in the future.

Capital Expenditures

Capital expenditures in the first quarter of 2002 were $1.3 million compared to $1.9 million in the first quarter of 2001. Russel Metals' capital expenditures are mainly related to maintenance capital, the purchase of additional processing equipment across a broad base of the operations and upgrades to its existing facilities and computer systems. The current economic slowdown is impacting service centers, thus capital expenditures in the first quarter of 2002 were below the amount spent in the first quarter of 2001. The capital expenditure levels are expected to increase over the balance of 2002 due to an addition to the facility in Vancouver, British Columbia and a new facility in Edmunston, New Brunswick.

Depreciation expense was $3.6 million in the first quarter of 2002 and $3.2 million in the first quarter of 2001. Depreciation expense has increased for the first quarter of 2002 related to assets acquired from the A. J. Forsyth acquisition in October 2001.

Liquidity

Russel Metals managers stress working capital management to ensure working capital is minimized and leverage reduced in an economic downturn. The Company reduced working capital employed significantly over the last five quarters as economic conditions deteriorated in the steel sector. It is anticipated that the economy will improve slightly in subsequent quarters of 2002 and working capital employed by Russel Metals will increase. The amount of cash used during 2002 will be dependent on the strength of the economic recovery.

Inventory and accounts receivable represent 71% of total assets, approximately the same as year end. Fixed assets utilized in the operations of the Company are very stable and are not expected to vary significantly during

2002 as capital spending and depreciation are expected to be approximately equal. If the economic activity in the economy increases, current assets will become an increased percentage of total assets due to the expansion of inventory and accounts receivable levels to support the increased revenues.

Cash increased $29.3 million in the first quarter of 2002 bringing cash to $46.3 million at March 31, 2002.

Cash generated from operating profits was $8.6 million and cash generated from changes in working capital was $25.8 million. Revenue increased significantly in February and March of 2002 when compared with November and December of 2001. Due to the increased revenue the accounts receivable at March 31, 2002 increased by $11.7 million when compared with December 31, 2001.

Inventory levels continued to decline generating cash of $24.8 million due to declines in the import/export inventories related to lower purchases caused by uncertainties of dumping actions and continued reductions due to soft demand in the service center and energy sectors. Inventory turns improved to 4.5 in the quarter as inventory levels declined and revenues increased slightly from the fourth quarter of 2001.

The Company acquired the operations including fixed assets of a coil processor of customer owned material for $4.4 million in March 2001.

Inventory Turns

	Quarters Ended,				
	Mar 31, 2002	**Dec 31, 2001**	**Sep 30, 2001**	**Jun 30, 2001**	**Mar 31, 2001**
Service center distribution	4.7	4.1	4.3	4.6	4.6
Energy sector distribution	3.8	3.5	4.3	4.4	5.7
Steel import/export	5.1	4.0	4.6	5.2	5.2
Total	4.5	3.9	4.4	4.7	5.1

Inventory turns are calculated using the cost of sales for the quarter annualized and the ending inventory position.

Service center inventory turns improved to 4.7, the highest level in three years. This can be compared with the service center industry turns estimated to be 3.3 for the three months ended February 28, 2002 as derived from the monthly Business Conditions Report published for the United States by the

Metals Service Center Institute. It is management's goal to achieve service center inventory turns at significantly higher levels than the industry norm.

The other major component of working capital is accounts payable and accrued liabilities, which increased in the first quarter when compared with year end, generating cash of $11.5 million. Payables increased due to accrued interest and higher service center trade payables related to a pick up of economic activity in February 2002.

Debt and Credit Facilities

The Company manages its cash position based on bank borrowings net of cash. The bank credit facilities table provides the split between loans and cash on deposit.

Bank Credit Facilities ***($ millions)***	Canadian	U.S.	Total
Bank loans	$ -	$ -	$ -
On deposit	44.4	2.1	46.5
Net borrowings (cash)	(44.4)	(2.1)	(46.5)
Letters of credit	24.6	3.2	27.8
	$ (19.8)	$ 1.1	$ 18.7
Facility availability	$ 224.8	$ 55.8	$280.6

The Company has two long-term debt instruments outstanding. The $30 million 8% Subordinated Debentures mature in 2006. The 10% Senior Notes mature in 2009. The balance outstanding at March 31, 2002 is US $115.6 million unchanged from December 31, 2001. The Canadian dollar equivalent of the Senior Notes fluctuates with the exchange rate. At March 31, 2002, the long-term debt balance of $214.2 million is unchanged from year end.



Net Interest Bearing Debt
Three Months Ended March 31
$ millions
250
225
200
175
150
2001
2002

Russel Metals has a bank credit facility with a syndicate of Canadian and U.S. banks. The $253.8 million facility may be extended for an additional one year period on each anniversary, with the consent of the banks. Russel Metals has extended the facility to June 19, 2005. Russel Metals is entitled to borrow under this facility, on a revolving basis, up to an amount equal to the sum of specified percentages of eligible accounts receivable and inventories, to a maximum of $253.8 million. At March 31, 2002, Russel Metals was entitled to borrow $224.8 million, including letters of credit under this facility. At March 31, 2002, Russel Metals had no borrowings and had $24.6 million in letters of credit under this facility. At March 31, 2001, Russel Metals had borrowings of $16.0 million and $22.2 million in letters of credit under this facility.

In addition, certain U.S. subsidiaries of Russel Metals have their own one year bank credit facility. The maximum borrowing under this facility is US $35.0 million. At March 31, 2002, these subsidiaries had no borrowings and letters of credit of US $2.0 million.

Based on Russel Metals' current financial position, operating results and absence of scheduled debt maturities, Russel Metals believes that it will generate a sufficient amount of cash flow to pay all of its preferred share dividends, interest obligations and operating costs as they become due during the next two years.

Dividends and Share Capital

The ability to pay dividends on common shares is impacted by restrictions associated with the 10% Senior Notes due June 2009. Dividends on common shares and the repurchase of common and preferred shares are considered to be restricted payments under the Note Indenture. The Senior Notes do not restrict preferred share dividends. Due to these restrictions, the quarterly dividend on the common shares was not declared for payment during the first quarter of 2002. At March 31, 2002, the Company had $3.4 million available for restricted payments. The quarterly dividend on common shares of $0.05 per share was resumed in the second quarter. The dividend is payable June 15, 2002 and the date of record is May 7, 2002.

The ability to make restricted payments is adjusted quarterly by 50% of the quarterly net income or loss if the cumulative net income from March 31, 1999 is positive, or 100% of the quarterly net income or loss if the cumulative net income from March 31, 1999 is negative. Net income is adjusted for certain exclusions that include: extraordinary items, gains or losses on asset dispositions and unrealized foreign exchange gains and losses.

As at April 22, 2002, the Company has 37,981,501 common shares and 1,200,000 class II preferred shares outstanding which is unchanged from March 31, 2002 and 2001.

Outlook

The Company's service center segment has not experienced a broad based increase in demand. Steep price increases announced during the first quarter 2002 by the North American steel mills may not be realized in full unless there is a pick-up in demand. These announced price increases could also potentially dampen demand, as manufacturers who utilize steel as a raw material will have to increase their prices to the final customer if they wish to maintain their profitability.

Quarterly operating profits in the import/export operations has been relatively stable over the last five quarters. This trend is expected to continue during 2002.

The energy sector operations have seen lower oil and gas pricing and it is unclear what impact current pricing levels will have on results for the second half of 2002, although oil and gas prices have risen recently due to the crisis in the Middle East and Venezuela.

The Company anticipates that recent trade rulings in the U.S. and Canada will not have a significant impact on its results during 2002.

We continue to anticipate earnings for 2002 similar to the $0.37 per share earnings reported for 2001, prior to unusual items, restructuring provisions and foreign exchange losses.

RUSSEL METALS INC. DIRECTORY

HEAD OFFICE

1900 Minnesota Court, Ste 210
Mississauga, Ontario, Canada
L5N 3C9
Tel: (905) 819-7777 Fax: (905) 819-7409
E-mail: info@russelmetals.com
Internet: www.russelmetals.com

OFFICERS

ANTHONY F. GRIFFITHS
Chairman of the Board
Toronto

EDWARD M. SIEGEL, JR.
President and Chief Executive Officer
Mississauga

BRIAN R. HEDGES
Executive Vice President and
Chief Financial Officer
Mississauga

MARION E. BRITTON
Vice President, Controller and
Assistant Secretary
Mississauga

ELAINE G. HILLIS
Assistant Secretary
Mississauga

WILLIAM M. O'REILLY
Secretary
Davies Ward Phillips & Vineberg, LLP
Toronto

METAL OPERATIONS

SERVICE CENTERS
Operating under the name
RUSSEL METALS, unless otherwise
noted below

CANADA

YUKON
Whitehorse
A. J. Forsyth
6209-6th Avenue, Y1A 1P1
Tel: (867) 667-7841

BRITISH COLUMBIA
Operating under the name
A. J. Forsyth throughout B.C.

Delta (Vancouver)
830 Carlisle Road, V3M 5P4
Tel: (604) 525-0544

Campbell River
2710 Vigar Road, V9W 6A3
Tel: (250) 287-8841

Fort St. John
Mile 49-Y2 Alaska Highway, V1J 4M6
Tel: (250) 785-5641

Kelowna
668 Willow Park Road, V1X 5C4
Tel: (250) 765-3123

Kitimat
815 Enterprise Avenue, V8C 2P1
Tel: (250) 632-4702

Nanaimo
2555 McCullough Road, V9S 4M9
Tel: (250) 758-2454

1125B Farquhar Street, V9R 2G2
Tel: (250) 753-1555

Prince George
1154 Pacific Street, V2N 5S3
Tel: (250) 563-1274

990 Industrial Way, V2N 5S1
(Specializing in flat rolled)
Tel: (250) 563-1274

ALBERTA
Calgary
5724 – 40th Street S.E., T2C 2A1
Tel: (403) 279-6600

Edmonton
7016 – 99th Street, T6E 4T2
Tel: (780) 439-2051

Russel Drilling & Industrial Supply
3751 – 69th Avenue, T6B 3G4
Tel: (780) 440-0779

Grande Prairie
11035 – 89th Avenue, T8V 5B9
Tel: (780) 539-3193

Red Deer
6724 Golden West Ave., T4P 1A8
Tel: (403) 346-2096

SASKATCHEWAN
Regina
445 – 1st Avenue East, S4N 4Z3
Tel: (306) 721-6411

Russel Drilling & Industrial Supply
475 – 1st Avenue East, S4N 4Z3
Tel: (306) 721-9355

Saskatoon
922 – 51st Street East, S7K 5C7
Tel: (306) 931-3338

MANITOBA
Winnipeg
Drummond McCall
1359 St. James St., R3H 0K9
Tel: (204) 772-0321

Russel Metals
1510 Clarence Avenue, R3T 1T6
Tel: (204) 475-8584

ONTARIO
Mississauga (Toronto)
1900 Minnesota Court,
Ste. 210, L5N 3C9
(Ontario General Line Sales)
Tel: (905) 819-7777

Burlington
3455 N. Service Road, L7N 3G2
Tel: (905) 819-7777

Milspec Industries
5036 South Service Road, L7L 5Y7
(Specializing in strapping)
Tel: (905) 333-0646

Cambridge
Vantage Laser Cutting
1600 Industrial Road., Unit 10,
N3H 4W5
Tel: (519) 653-1588

Hamilton
175 Shaw Street, L8N 3S2
(Specializing in non-ferrous sales)
Tel: (905) 522-5930
(Specializing in chain)
Tel: (905) 522-1130

B&T Steel
400 Gage Ave. North, L8L 7B2
(Specializing in flat rolled)
Tel: (905) 544-6866

Kingston
191 Dalton Avenue, K7K 6C2
Tel: (613) 546-1281

London
685 Hale Street, N5W 1J1
Tel: (519) 451-1140

Milton
York Steel
8725 Holgate Crescent, L9T 2X7
(Specializing in structurals)
Tel: (905) 875-1447

Ottawa
3101 Hawthorne Road, K1G 3V8
Tel: (613) 247-7700

Stoney Creek
McCabe Steel
687 Arvin Ave., L8E 5R2
Tel: (905) 643-8284
Thunder Bay
Drummond McCall
620 Norah Crescent, P7C 5V8
Tel: (807) 622-8898

Windsor
3702 Walker Road, N8W 3S8
Tel: (519) 250-3788

QUEBEC
Lachine
Métaux Russel
5205 Fairway Street, H8T 1C1
Tel: (514) 631-4861
Métaux Russel Express
Tel: (514) 633-6000

Arvida
Métaux Russel
2420 Bauman St., G7S 4S4
Tel: (418) 548-3103

NEW BRUNSWICK
Edmundston
20 Murchie Street, E3B 3K5
Tel: (506) 739-9561

Moncton
1133 St. George Blvd., Ste. 310,
E1E 4E1
Tel: (506) 859-4485

Saint John
37 McIlveen Drive
McAllister Industrial Park, E2L 4B3
Tel: (506) 635-0005

NOVA SCOTIA
Halifax
28 Lakeside Park Drive, B3T 1A3
Tel: (902) 876-7861

NEWFOUNDLAND
Mount Pearl
Donovans Industrial Estates,
A1N 5B7
Tel: (709) 364-3300

UNITED STATES
Russel Metals – Bahcall Group
Toll Free: 1-800-875-7624

Appleton, Wisconsin
975 N. Meade Street, 54912
Green Bay, Wisconsin
895 Hinkle Street, 54303
Waukesha, Wisconsin
875 N. Bahcall Court, 53186

Baldwin International
Solon, Ohio
30403 Bruce Industrial Pkwy, 44139
Tel: (440) 248-9500

Ecorse, Michigan
4111 – 12th Street, 48229
Tel: (313) 928-7171

ENERGY

CANADA
Comco Pipe and Supply Company
Edmonton, Alberta
5910 – 17th Street, T6P 1S5
Tel: (780) 440-2000

Calgary, Alberta
9307 – 48th Street S.E., T2C 2R1
Tel: (403) 203-0766

Stonewall, Manitoba
116 – 4th Street East, R0C 2Z0
Tel: (204) 467-8797

Guelph, Ontario
Kerr Industrial Park,
N1H 6H9
Tel: (519) 763-1114

Sarnia, Ontario
1018 Gladwish Drive North., N7T 7H3
Tel: (519) 332-6666

Dollard des Ormeaux, Quebec
65 Brunswick Ave., Ste. 106, J6W 5H9
Tel: (514) 421-2455

Fedmet Tubulars
Calgary, Alberta
700 – 9th Avenue South West
Ste. 2200, T2P 3V4
Tel: (403) 237-0955

Triumph Tubular & Supply
Calgary, Alberta
441 – 5th Avenue South West, Ste. 875,
T2P 2V1
Tel: (403) 262-3777

UNITED STATES
Pioneer Pipe
Denver, Colorado
1660 Lincoln Street, Ste. 2300, 80264
Tel: (303) 289-3201

Lindon, Utah (Provo)
1610 West 200 South, 84042
Tel: (801) 224-8739

Houston, Texas
2203 Timberloch Place, Ste. 125-1
The Woodlands, 77380
Tel: (281) 292-2875

Spartan Steel Products
Evergreen, Colorado
2942 Evergreen Pkwy, Ste. 207, 80439
Tel: (303) 670-9048

IMPORT/EXPORT

CANADA
Wirth Steel
Montreal, Quebec
1 Westmount Square, Ste. 200,
H3Z 2P9
Tel: (514) 939-5555

Burnaby, British Columbia
4603 Kingsway, Ste. 308,
V5H 4M4
Tel: (604) 436-1741

United States
Sunbelt Group
Houston, Texas
Sunbelt Group
1990 Post Oak Blvd., Ste. 1550
77056-3813
Tel: (713) 840-0550

Continental Wood Trading
1990 Post Oak Blvd., Ste. 1550,
77056
Tel: (713) 629-1701

Overland Park, Kansas
Sunbelt Trading (Kansas)
7300 W. 110th Street, Ste. 660,
66210
Tel: (913) 491-6660

Arrow Steel Processors
Houston, Texas
8710 Clinton Drive, 77530
Tel: (713) 673-0666

Other

Thunder Bay Terminals Ltd.
Station F, McKellar Island
Thunder Bay, Ontario, P7C 5J7, Canada
Tel: (807) 625-7800

SHAREHOLDER INFORMATION
Stock Symbols:
The Toronto Stock Exchange –
RUS; RUS.PR.C

TRANSFER AGENT AND REGISTRAR
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Stn.
Toronto, Ontario, Canada M5G 2W9
Answer line: Toronto (416) 643-5500
Toll Free: 1-800-387-0825
E-mail: inquiries@cibcmellon.ca
Internet: www.cibcmellon.ca

Russel Metals

ELAINE G. HILLIS
Direct Line: 905-819-7419
Fax: 905-819-7409
e-mail: ehillis@russelmetals.com

May 7, 2002

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island

Dear Sirs:

Re: Russel Metals Inc. (the "Corporation")

This is to confirm that the Interim Report of the Corporation for the period ended March 31, 2002, which includes the Report to Shareholders, Financial Statements and Management Discussion and Analysis, was sent today by prepaid mail to all shareholders of the Corporation who returned a supplemental mailing card to the Corporation.

Yours very truly,

(Signed) Elaine G. Hillis

ELAINE G. HILLIS
Assistant Corporate Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Russel Metals Inc.
(Registrant)

Date: May 7, 2002

By: (Signed) Marion E. Britton

Marion E. Britton
Vice President, Controller & Assistant Secretary